Exhibit 23.1

                         CONSENT OF INDEPENDENT AUDITOR
                 ----------------------------------------------
         We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-71822) (pertaining to the 1992 Stock Option Plan) and Form F-3 No. 333-112136, of our report dated February 17, 2004, with respect to the consolidated financial statements of LanOptics Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2003.

         Tel Aviv, Israel                   /s/ Kost Forer Gabbay & KASIERER
         March 31, 2004                     -------------------------------
                                            KOST FORER GABBAY & KASIERER
                                            A Member of Ernst & Young Global


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